November 4, 2015

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	W&T Offshore, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 6, 2015

Response Letter Dated September 4, 2015

File No. 1-32414

Ladies and Gentlemen:

Set forth below are the responses of W&T Offshore, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-32414, filed with the Commission on March 6, 2015 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for the Fiscal Year Ended December 31, 2014 unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis

Overview, page 51

1.	We note your response to prior comment 1, explaining various unknown factors that you determined did not provide a reasonable basis to quantify reasonably possible impacts of future period ceiling test impairments and proved reserve estimates attributable to lower pricing that would be meaningful to investors.

We continue to believe that, given the manner by which the ceiling test is performed under the full cost method, there would be a reasonable basis to quantify reasonably possible near-term ceiling test impairments attributable to lower pricing. Similarly, as commodity pricing is integral to the estimation of oil and gas reserves, there would be a reasonable basis to quantify reasonably possible near-term changes to reserves and development plans.

Securities and Exchange Commission

November 4, 2015

For example, when preparing your Form 10-Q for the third quarter of 2015, the additional history of market prices after September 2015 would appear to provide a reasonable basis to quantify the reasonably possible impact of impairment for the fourth quarter of 2015. To the extent that these prices result in the expectation of future impairment charges, disclose the quantified reasonably possible impact of such charges.

Additionally, if you deferred or rescheduled development of oil and gas reserves to future years based on an expectation of higher prices, rather than to derecognize reserves based on current prices, quantify the reasonably possible change to reserves if the higher prices are not attained.

RESPONSE:

We acknowledge the Staff’s comment requiring additional disclosure regarding the impact of the reasonably possible near-term ceiling test impairments and proved reserve changes. We confirm that we have not rescheduled development of proved undeveloped reserves since December 31, 2014, though we note that we have recently sold our Yellow Rose properties, which included substantially all of our onshore undeveloped reserves. To address the Staff’s comment, we propose to include the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and to include such disclosure, or substantially similar disclosure, should known trends and uncertainties warrant such disclosure in future periods:

“At this time, we expect to incur a further ceiling test impairment write-down in the fourth quarter of 2015 assuming commodities prices do not increase dramatically. While it is difficult to project future impairment write-downs in light of numerous variables involved, the following analysis using basic assumptions is provided to illustrate the impact of lower commodities pricing on impairment charges and proved reserves volumes. Applying the actual October 1, 2015 benchmark commodities prices of $41.25 per barrel for WTI crude oil and $2.48 per MMBtu for Henry Hub natural gas (before adjustments) to November 1, 2015 and December 1, 2015, we forecast that the benchmark 12-month average price applicable to year-end 2015 proved reserves under SEC rules would decrease to $46.90 per barrel for WTI crude oil and $2.66 per MMBtu for Henry Hub natural gas before adjustments. If such pricing was used in applying our September 30, 2015 ceiling test for impairment and assuming no other changes, our ceiling test impairment write-down for the quarter ended September 30, 2015 would have increased by $321 million. Applying November 1, 2015 prices and computing a revised estimate would have resulted in a minimal impact on the estimated amount.

Based on internal estimates using the SEC-mandated historical twelve-month unweighted average pricing at such date, our total proved reserves were 79.1 MMBoe at September 30, 2015, excluding approximately 19.1 MMBoe attributable to our Yellow Rose properties which were sold in October 2015. This estimate includes developed reserves added since December 31, 2014 but includes no additions of proved undeveloped reserves. If such reserves estimates were made using the further reduced twelve-month average benchmark prices forecast for year-end 2015 proved reserves as described in the foregoing paragraph, our internally estimated proved reserves as of September 30, 2015, excluding recently sold Yellow Rose reserves, would decrease approximately 3.9 MMBoe. This is primarily as a result of the loss of one of our offshore proved undeveloped location which would not be economically producible at such prices, and many fields would experience a shortened time horizon. The foregoing estimate was made without regard to additions or other further revisions to proved reserves estimated at September 30, 2015 other than as a result of such pricing changes.

Our proved reserves estimates as of December 31, 2015 and their estimated discounted value and standardized measure will also be impacted by changes in lease operating costs, future development costs, production, exploration and development activities. All reserve amounts provided in this Form 10-Q are estimates determined by company reservoir engineers and accordingly have not been fully assessed by our independent petroleum consultants as of September 30, 2015.”

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Securities and Exchange Commission

November 4, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T Offshore, Inc.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Chief Financial Officer

Enclosures

cc:	Thomas F. Getten (W&T Offshore, Inc.)